Corporate Office:

Cranes Farm Road

Basildon, Essex, SS14 3AD United Kingdom

September 5, 2014

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed April 25, 2014
File No. 001-36085

Dear Ms. Blye:

CNH Industrial N.V. (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated August 22, 2014 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed on April 25, 2014 (the “Form 20-F”). On behalf of the Company, I wish to thank you and the other members of the staff for taking the time to review the Form 20-F.

The Company notes that the staff has requested that the Company respond to the staff’s comments within ten business days from the date of the Comment Letter. The Company has carefully reviewed the staff’s comments and is in the process of preparing responses to these comments. Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days. However, the Company expects that it will be in a position to respond to the staff’s comments by September 22, 2014, and would be grateful if the staff could accommodate the Company in this regard.

Ms. Cecilia Blye

Thank you again for your time. Please feel free to contact the undersigned at (630) 887-3766 or Roberto Russo at +39 0110062393 with any questions you may have.

Sincerely,

/s/ Michael P. Going
Michael P. Going
Assistant Corporate Secretary
CNH Industrial N.V.

cc:	Daniel Leslie
(Securities and Exchange Commission)